                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-70465



           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 5, 1999

                               12,000,000 Shares

                                  [ENRON LOGO]

                                  Common Stock

                               ------------------

We are selling common stock. Our common stock is listed on the New York, Chicago and Pacific Stock Exchanges where it trades under the symbol ENE. On February
  11, 1999, the last reported sales price of the common stock on the New York
                    Stock Exchange was $62 11/16 per share.

 The underwriters have an option to purchase a maximum of 1,800,000 additional shares to cover over-allotments of shares.

                                                                          UNDERWRITING
                                                           PRICE TO      DISCOUNTS AND     PROCEEDS TO
                                                            PUBLIC        COMMISSIONS      ENRON CORP.
                                                           --------      -------------     -----------
Per Share............................................      $62.6875          $1.88           $60.8075
Total................................................    $752,250,000     $22,560,000      $729,690,000

     Delivery of the shares will be made on or about February 18, 1999, against payment in immediately available funds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

   CREDIT SUISSE FIRST BOSTON  DONALDSON, LUFKIN & JENRETTE

LEHMAN BROTHERS
                          MERRILL LYNCH & CO.
                                                MORGAN STANLEY DEAN WITTER

PRUDENTIAL SECURITIES          SALOMON SMITH BARNEY          SCHRODER & CO. INC.

                 Prospectus Supplement dated February 11, 1999.

                               TABLE OF CONTENTS

           PROSPECTUS SUPPLEMENT
                                       Page
                                       ----
CAUTIONARY STATEMENTS REGARDING
  FORWARD-LOOKING STATEMENTS.........   S-3
RECENT DEVELOPMENTS..................   S-4
USE OF PROCEEDS......................   S-5
PRICE RANGE OF COMMON STOCK AND
  DIVIDENDS..........................   S-5
CAPITALIZATION.......................   S-6
SELECTED CONSOLIDATED FINANCIAL
  DATA...............................   S-7
UNDERWRITING.........................   S-8
NOTICE TO CANADIAN RESIDENTS.........   S-9
VALIDITY OF COMMON STOCK.............  S-10
                PROSPECTUS
                                       Page
                                       ----
WHERE YOU CAN FIND MORE
  INFORMATION........................     2
BUSINESS OF ENRON....................     3
USE OF PROCEEDS......................     4
RATIO OF EARNINGS TO FIXED CHARGES
  AND EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS..........     5
DESCRIPTION OF DEBT SECURITIES.......     5
DESCRIPTION OF CAPITAL STOCK.........    12
DESCRIPTION OF DEPOSITARY SHARES.....    21
PLAN OF DISTRIBUTION.................    23
VALIDITY OF SECURITIES...............    24
EXPERTS..............................    24

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

           CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts so contained in or incorporated by reference, including, without limitation, statements regarding our future financial position, business strategy, budgets, reserve estimates, projected costs and plans and objectives of management for future operations, are forward-looking statements. Although we believe our expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

     - political developments in foreign countries,

     - the ability to penetrate new retail natural gas and electricity markets in the United States and in foreign jurisdictions,

     - the timing and extent of deregulation of energy markets in the United States and in foreign jurisdictions,

     - other regulatory developments in the United States and in foreign countries, including tax legislation and regulations,

     - the extent of efforts by governments to privatize natural gas and electric utilities and other industries,

     - the timing and extent of changes in commodity prices for crude oil, natural gas, electricity, foreign currencies and interest rates,

     - the extent of success in acquiring oil and gas properties and discovering, developing, producing and marketing reserves,

     - the timing and success of efforts to develop international power, pipeline, water and other infrastructure projects,

     - the ability of counterparties to financial risk management instruments and other contracts with us to meet their financial commitments to us,

     - our success in implementing our Year 2000 Plan, the effectiveness of such Year 2000 Plan, and the Year 2000 readiness of third parties, and

     - our ability to access the capital markets and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and our ability to maintain or increase the credit ratings for our unsecured senior long-term debt obligations.

     We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur.

                              RECENT DEVELOPMENTS

     On January 19, 1999, we announced earnings results for the year ended December 31, 1998. For 1998, our core businesses generated after-tax earnings of $2.25 per diluted share, compared to $1.98 for 1997. The retail energy services business segment incurred an after-tax loss of $0.24 per diluted share for both 1998 and 1997. During 1998, we reported a non-recurring gain of $0.13 per diluted share on the sale of shares of Enron Oil & Gas Company and a charge of $0.12 per diluted share to reflect losses on contracted MTBE production. In 1997 we reported a gain of $0.21 per diluted share on the sale of 7% of Enron Energy Services and non-recurring losses totaling $1.63 per diluted share. Our total diluted earnings per share were $2.02 in 1998 and $0.32 in 1997, and total net income was $703 million in 1998 and $105 million in 1997. Revenues were $31.3 billion in 1998 and $20.3 billion in 1997.

     Our consolidated results of operations include the core businesses, the retail energy services business and items impacting comparability of operations. Core businesses include Exploration and Production (Enron Oil & Gas Company), Transportation and Distribution (Gas Pipeline Group and Portland General) and Wholesale Energy Operations and Services (Enron Capital & Trade Resources and Enron International). Income before interest, minority interests and income taxes ("IBIT") for each segment is as follows (in millions, except per share amounts):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1998       1997
                                                              ------     ------
                                                                    (UNAUDITED)
IBIT
Exploration and Production..................................  $  128     $  183
Transportation and Distribution:
  Gas Pipeline Group........................................     351        364
  Portland General..........................................     286        114
Wholesale Energy Operations and Services....................     968        654
Corporate and Other.........................................       7        (31)
                                                              ------     ------
          Total Core Businesses.............................   1,740      1,284
Retail Energy Services:
  Results...................................................    (119)      (107)
  Gain on sale of 7% of Enron Energy Services shares........      --         61
Items impacting comparability:
  Gains on sales of Enron Oil & Gas Company common stock....      22         --
  Charge to reflect losses on contracted MTBE production....     (61)      (100)
  Charge to reflect impact of amended J-Block gas
     contract...............................................      --       (675)
  Gains on sales of liquids and gathering assets............      --        102
                                                              ------     ------
          Total IBIT........................................   1,582        565

Interest and Related Charges, net...........................     550        401
Dividends on Company-Obligated Preferred Securities of
  Subsidiaries..............................................      77         69
Minority Interests..........................................      77         80
Income Tax Expense (Benefit)................................     175        (90)
                                                              ------     ------
Net Income..................................................     703        105
Preferred Stock Dividends...................................      17         17
                                                              ------     ------
Earnings on Common Stock....................................  $  686     $   88
                                                              ======     ======
Earnings Per Share of Common Stock:
  Basic.....................................................  $ 2.14     $ 0.32
                                                              ======     ======
  Diluted...................................................  $ 2.02     $ 0.32
                                                              ======     ======
Average Number of Common Shares Used:
  Basic.....................................................     321        272
                                                              ======     ======
  Diluted...................................................     348        277
                                                              ======     ======

                                USE OF PROCEEDS

          We expect the net proceeds from this sale of common stock to be approximately $729,290,000 ($838,743,500 if the over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses. Such proceeds will be used to fund capital investments and for other general corporate purposes. Pending this use, the proceeds will be used to repay short-term indebtedness. As of February 10, 1999, the weighted average interest rate on such outstanding short-term indebtedness was approximately 5.0%.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The following table presents the high and low sales prices for our common stock as reported on the New York Stock Exchange composite transactions reporting system and dividends paid per share for the calendar quarters indicated. Our common stock is also listed for trading on the Chicago Stock Exchange and the Pacific Stock Exchange, as well as the London Stock Exchange and the Frankfurt Stock Exchange.

                                                             Price Range
                                                             ---------------
                                                             High        Low      Dividend
                                                             ----        ---      --------
1997
  First Quarter............................................   45 1/8     37 7/8     .2250
  Second Quarter...........................................   42 3/8     35 5/8     .2250
  Third Quarter............................................   42         35         .2250
  Fourth Quarter...........................................   41 15/16   35 15/16   .2375
1998
  First Quarter............................................   48         38 1/8     .2375
  Second Quarter...........................................   54 5/16    45 9/16    .2375
  Third Quarter............................................   58 7/16    40 5/8     .2375
  Fourth Quarter...........................................   58 3/4     49 1/2     .2500
1999
  First Quarter (through February 11, 1999)................   67 3/8     57 1/2     .2500

     On February 11, 1999, the last reported sales price for the common stock on the New York Stock Exchange was $62 11/16 per share.

     Although we expect to continue to pay dividends on our common stock, future dividend payments will depend on our results of operations, cash flow, anticipated capital requirements and such other factors as our Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth our unaudited summary consolidated capitalization as of September 30, 1998 and as adjusted to give effect to the issuance of 12,000,000 shares of common stock offered hereby, and the application of the net proceeds therefrom, assuming such transaction occurred on September 30, 1998. See "Use of Proceeds." The table should be read in conjunction with our consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Where You Can Find More Information" in the accompanying prospectus.

                                                              As of September 30, 1998
                                                              -------------------------
                                                               Actual      As Adjusted
                                                              --------    -------------
                                                                    (In millions)
Short-term debt.............................................  $ 1,102        $   373
                                                              -------        -------
Long-term debt
  Enron Corp................................................    4,077          4,077
  Subsidiary companies......................................    2,687          2,687
  Amount reclassified from short-term debt..................    1,732          1,732
  Unamortized debt discount and premium.....................      (21)           (21)
                                                              -------        -------
          Total long-term debt(a)...........................    8,475          8,475
                                                              -------        -------
Minority interests(a).......................................    1,142          1,142
                                                              -------        -------
Company-obligated preferred securities of subsidiaries......      993            993
                                                              -------        -------
Shareholders' equity
  Convertible preferred stock...............................      132            132
  Common equity(b)..........................................    6,819          7,548
                                                              -------        -------
          Total shareholders' equity(c).....................    6,951          7,680
                                                              -------        -------
            Total capitalization............................  $18,663        $18,663
                                                              =======        =======

---------------

(a) At December 31, 1998, total debt outstanding was approximately $7.2 billion and minority interest was approximately $2.1 billion. The change from September 30, 1998 reflects the net effect of several fourth quarter 1998 transactions, including the acquisition of Wessex Water Plc ("Wessex") and the financial restructuring of our ownership interest in Wessex and Elektro Eletricidade e Servicos S.A. (thereby reducing our interest in both companies), the sale of a minority interest in a subsidiary, the sales and monetization of certain assets, the issuance of $425,000,000 aggregate principal amount of notes by us or our subsidiaries, and the satisfaction of $228,000,000 Exchangeable Notes through the delivery of shares of Enron Oil & Gas Company common stock held by us, as well as the effect of ordinary results of operations.

(b) We issued approximately 3.8 million shares of common stock in connection with the acquisition of certain assets in early February 1999.

(c) We have investments in entities whose functional currency is denominated in Brazilian Reals. Subsequent to December 31, 1998, the exchange rate for Brazilian Reals to the U.S. dollar has declined. As a result, we anticipate recording a foreign currency translation adjustment, reducing shareholders' equity, in the first quarter of 1999. Based on a recent exchange rate, the equity reduction would be approximately $600 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     Our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Annual Report on Form 10-K for the year ended December 31, 1997 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, are incorporated by reference herein. You should read the following in conjunction with our consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Where You Can Find More Information" in the accompanying prospectus.

                                                  Nine months ended
                                                    September 30,                 Years ended December 31,
                                                 -------------------   -----------------------------------------------
                                                  1998       1997       1997      1996      1995      1994      1993
                                                 -------   ---------   -------   -------   -------   -------   -------
                                                     (unaudited)
                                                                (In millions, except per share amounts)
INCOME STATEMENT DATA:
Revenues.......................................  $23,558    $14,401    $20,273   $13,289   $ 9,189   $ 8,984   $ 7,986
Costs and expenses
  Cost of gas, electricity and other
    products...................................  20,103      12,270     17,311    10,478     6,733     6,517     5,567
  Operating expenses...........................   1,621         999      1,406     1,421     1,218     1,124     1,146
  Oil and gas exploration expenses.............      94          68        102        89        79        84        76
  Depreciation, depletion and amortization.....     587         418        600       474       432       441       458
  Taxes, other than income taxes...............     153         114        164       137       109       102       108
  Contract restructuring charge................      --         675        675        --        --        --        --
                                                 -------    -------    -------   -------   -------   -------   -------
         Total costs and expenses..............  22,558      14,544     20,258    12,599     8,571     8,268     7,355
                                                 -------    -------    -------   -------   -------   -------   -------
Operating income (loss)........................   1,000        (143)        15       690       618       716       631
Other income and deductions
  Equity in earnings of unconsolidated
    subsidiaries...............................     161         138        216       215        86       112        73
  Gains on sales of assets and investments.....       3         122        186       274       467        37       122
  Other, net...................................      57          75        148        59        (6)       79       (28)
                                                 -------    -------    -------   -------   -------   -------   -------
Income before interest, minority interests and
  income taxes.................................   1,221         192        565     1,238     1,165       944       798
Interest and related charges, net..............     398         271        401       274       284       273       300
Dividends on company-obligated preferred
  securities of subsidiaries...................      58          50         69        34        32        20         2
Minority interests.............................      60          58         80        75        44        31        28
Income tax expense (benefit)...................     178        (123)       (90)      271       285       167       135
                                                 -------    -------    -------   -------   -------   -------   -------
Net income (loss)..............................     527         (64)       105       584       520       453       333
Preferred stock dividends......................      13          13         17        16        16        15        17
                                                 -------    -------    -------   -------   -------   -------   -------
Earnings (loss) on common stock................     514         (77)   $    88   $   568   $   504   $   438   $   316
                                                 =======    =======    =======   =======   =======   =======   =======

Basic earnings (loss) per common share.........  $ 1.62     $ (0.29)   $  0.32   $  2.31   $  2.07   $  1.80   $  1.32
                                                 =======    =======    =======   =======   =======   =======   =======
Diluted earnings (loss) per common share.......  $ 1.53     $ (0.29)   $  0.32   $  2.16   $  1.94   $  1.70   $  1.25
                                                 =======    =======    =======   =======   =======   =======   =======
BALANCE SHEET DATA:
Total assets...................................  $29,749    $22,810    $23,422   $16,137   $13,239   $11,966   $11,504
Short and long-term debt.......................   9,577       6,931      6,254     3,349     3,065     2,805     2,661
Minority interests.............................   1,142         767      1,147       755       549       290       196
Company-obligated preferred securities of
  subsidiaries.................................     993         993        993       592       377       377       214
Shareholders' equity...........................   6,951       5,039      5,618     3,723     3,165     2,880     2,623

                                  UNDERWRITING

     Under the terms and conditions contained in an underwriting agreement dated February 11, 1999, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective number of shares:

                        UNDERWRITER                             NUMBER OF SHARES
                        -----------                             ----------------
Credit Suisse First Boston Corporation......................        1,500,000
Donaldson, Lufkin & Jenrette Securities Corporation.........        1,500,000
Lehman Brothers Inc.........................................        1,500,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................        1,500,000
Morgan Stanley & Co. Incorporated...........................        1,500,000
Prudential Securities Incorporated..........................          600,000
Salomon Smith Barney Inc....................................          600,000
Schroder & Co. Inc..........................................          600,000
BT Alex. Brown Incorporated.................................          155,000
Cazenove Incorporated.......................................          155,000
CIBC Oppenheimer Corp.......................................          155,000
A.G. Edwards & Sons, Inc....................................          155,000
First Albany Corporation....................................          155,000
First Union Capital Markets Corp............................           71,250
Howard, Weil, Labouisse, Friedrichs Incorporated............          155,000
Invemed Associates, Inc.....................................          155,000
Jefferies & Company, Inc....................................          155,000
Edward D. Jones & Co., L.P..................................           71,250
J.P. Morgan Securities Inc..................................          155,000
NationsBanc Montgomery Securities LLC.......................          155,000
Neuberger & Berman, LLC.....................................           71,250
PaineWebber Incorporated....................................          400,000
Sanders Morris Mundy........................................           71,250
Charles Schwab & Co., Inc...................................          155,000
SG Cowen Securities Corporation.............................          155,000
Warburg Dillon Read LLC.....................................          155,000
                                                                   ----------
             Total..........................................       12,000,000

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,800,000 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions, solely to cover over-allotments.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price, less a concession of $1.13 per share. The underwriters and selling group members may allow a concession of $0.10 per share to certain other broker/dealers. After the initial public offering, the public offering price and concession and the discount to dealers may be changed by the representative.

     We estimate that our out of pocket expenses for this offering will be approximately $400,000.

     We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.

     We also have agreed, for a period of 90 days after the date of this prospectus supplement, without the prior written consent of Credit Suisse First Boston Corporation, subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause
(1) or (2) is to be settled by the delivery of common stock, in cash or otherwise) or (3) file any registration statement for any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

     The representative may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchase of shares of the common stock in the open market after distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     In the ordinary course of their business, the underwriters or their affiliates have engaged in or provided investment and/or commercial banking and financial advisory services to us, our subsidiaries or affiliates, for which they have received customary compensation and expense reimbursement, and may do so again in the future. In particular, Enron Corp. has engaged Credit Suisse First Boston Corporation to act as its financial advisor with respect to exploring a possible transaction involving its interest in Enron Oil & Gas Company.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are effected. Accordingly, any resale of the shares of common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of shares of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such shares of common stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of shares of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares of common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of shares of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and with respect to the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian Legislation.

                            VALIDITY OF COMMON STOCK

     The validity of the common stock will be passed upon for us by James V. Derrick, Jr., Esq., our Senior Vice President and General Counsel. Mr. Derrick owns substantially less than 1% of our outstanding shares of common stock. Certain legal matters will be passed upon for us by Vinson & Elkins L.L.P. The validity of the common stock will be passed upon for the underwriters by Bracewell & Patterson, L.L.P. Bracewell & Patterson, L.L.P. currently provides services to us and certain of our subsidiaries and affiliates as outside counsel on matters unrelated to the issuance of the common stock.

PROSPECTUS

                                  [ENRON LOGO]

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                                  ENRON CORP.
                               1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161

                             ---------------------

     We will provide specific terms of these securities in supplements to this prospectus. This prospectus may not be used to consummate sales of these securities unless accompanied by a prospectus supplement.

                             ---------------------

     Neither the SEC nor any state securities commission has approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                                February 5, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    2
Business of Enron...........................................    3
Use of Proceeds.............................................    4
Ratio of Earnings to Fixed Charges and Earnings to Fixed
  Charges and Preferred Stock Dividends.....................    5
Description of Debt Securities..............................    5
Description of Capital Stock................................   12
Description of Depositary Shares............................   21
Plan of Distribution........................................   23
Validity of Securities......................................   24
Experts.....................................................   24

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     Reports, proxy statements and other information concerning Enron can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, the offices of the Midwest Stock Exchange at 120 South LaSalle Street, Chicago, Illinois 60603, and the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94014.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     - Current Reports on Form 8-K filed March 19, 1998, October 16, 1998 (as amended by Form 8-K/A filed on November 6, 1998) and January 26, 1999; and

     - The description of Enron's capital stock set forth in Enron's Registration Statement on Form 8-B filed on July 2, 1997.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

        Secretary Division, Enron Corp.
        1400 Smith Street
        Houston, Texas 77002
        (713) 853-6161

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                               BUSINESS OF ENRON

     Enron is an integrated natural gas and electricity company headquartered in Houston, Texas. Enron's operations are conducted through its subsidiaries and affiliates which are principally engaged in the exploration for and production of natural gas and crude oil in the United States and internationally; the transportation of natural gas through pipelines to markets throughout the United States; the generation and transmission of electricity to markets in the northwestern United States; the marketing of natural gas, electricity and other commodities and related risk management and finance services worldwide; and the development, construction and operation of power plants, pipelines and other energy related assets worldwide.

CORE BUSINESSES

  Exploration and Production

     Enron's natural gas and crude oil exploration and production operations are conducted by Enron Oil & Gas Company ("EOG"). Enron currently owns a majority of the outstanding common stock of EOG. EOG is an independent (non-integrated) oil and gas company engaged in the exploration for, and development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and India. At December 31, 1998, EOG's estimated net proved reserves were 5.9 trillion cubic feet equivalent, including 1.18 trillion cubic feet of proved undeveloped methane reserves in the Big Piney deep Paleozoic formations. At such date, approximately 53% of EOG's reserves (on a natural gas equivalent basis) were located in the United States, 9% in Canada, 18% in Trinidad, 18% in India and 2% in other countries. EOG's reserves were 89% natural gas and 11% crude oil and other. As previously reported in December 1998, Enron received an unsolicited indication of interest from a third party with respect to exploring a possible transaction pursuant to which the third party would acquire Enron's shares of EOG common stock and offer to acquire the remaining shares of outstanding EOG common stock. Although Enron currently intends to actively explore alternative transactions for its EOG common stock including the unsolicited indication of interest, there can be no assurance that any such transaction will be pursued or, if pursued, will be consummated.

  Transportation and Distribution

     Enron's transportation and distribution business is comprised of Enron's North American interstate natural gas transportation systems and its electricity transmission and distribution operations in Oregon.

     Interstate Transmission of Natural Gas. Included in Enron's domestic interstate natural gas pipeline operations are Northern Natural Gas Company ("Northern"), Transwestern Pipeline Company ("Transwestern") and Florida Gas Transmission Company ("Florida Gas") (indirectly 50% owned by Enron). Northern, Transwestern and Florida Gas are interstate pipelines and are subject to the regulatory jurisdiction of the Federal Energy Regulatory Commission. Each pipeline serves customers in a specific geographical area: Northern, the upper Midwest; Transwestern, principally the California market and pipeline interconnects on the east end of the Transwestern system; and Florida Gas, the State of Florida. In addition, Enron holds an interest in Northern Border Partners, L.P., which owns a 70% interest in the Northern Border Pipeline system. An Enron subsidiary operates the Northern Border Pipeline system, which transports gas from Western Canada to delivery points in the midwestern United States.

     Electricity Transmission and Distribution Operations. Enron's electric utility operations are conducted through its wholly-owned subsidiary, Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electricity in the State of Oregon. PGE also sells energy to wholesale customers throughout the western United States. PGE's Oregon service area is approximately 3,170 square miles. At December 31, 1998, PGE served approximately 704,000 customers.

  Wholesale Energy Operations and Services

     Enron's wholesale energy operations and services business operates in North America, Europe and evolving energy markets in developing countries. Activities are conducted primarily by Enron Capital & Trade Resources and Enron International. These businesses provide integrated energy-related products and services to wholesale customers worldwide. Wholesale energy operations and services can be categorized into two business lines: (a) Commodity Sales and Services and (b) Energy Assets and Investments.

     Commodity Sales and Services. The commodity sales and services operations include the purchase, sale, marketing and delivery of natural gas, electricity, liquids and other commodities, restructuring of existing long-term contracts and the management of Enron's commodity portfolios. In addition, Enron provides risk management products and services to energy customers that hedge movements in price and location-based price differentials. Enron's risk management products and services are designed to provide stability to customers in markets impacted by commodity price volatility. Also included in this business is the management of certain operating assets that directly relate to this business, including domestic intrastate pipelines and storage facilities.

     Energy Assets and Investments. In the energy assets and investments business, Enron manages and operates a large portfolio of energy assets and offers financing alternatives to customers. Activities include developing, constructing, owning and operating energy infrastructure not directly tied to commodity marketing, including power plants and pipelines. Enron also provides capital to energy customers seeking debt or equity financing.

RETAIL ENERGY SERVICES

     Enron Energy Services is a nationwide provider of energy outsource products to U.S. business customers. This includes sales of natural gas and electricity and energy management services directly to commercial and light industrial customers, as well as investments in related businesses. Enron Energy Services provides end-users with a broad range of energy products and services at competitive prices.

NEW BUSINESS

  Azurix

     In July 1998, Enron formed Azurix Corp. to pursue opportunities in the global water business. As a key step in establishing this new business, Azurix Europe, an indirect, wholly owned subsidiary of Azurix Corp., acquired all of the outstanding ordinary share capital of Wessex Water Plc ("Wessex"), a water and wastewater services company based in southwestern England. In December 1998, as part of restructuring the financing for the Wessex acquisition, Enron became a 50% indirect owner of Azurix Corp.

                                USE OF PROCEEDS

     The net proceeds from the sale of the offered securities will be added to our general funds and will be used to repay debt and for general corporate purposes. Other uses may be stated in a prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES
          AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                 NINE MONTHS
                                                    ENDED            YEAR ENDED DECEMBER 31,
                                                SEPTEMBER 30,   ---------------------------------
                                                    1998        1997    1996   1995   1994   1993
                                                -------------   ----    ----   ----   ----   ----
Ratio of Earnings to Fixed Charges............      2.19        1.02    3.00   2.92   2.34   1.98
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends...................      2.13        (a)     2.85   2.76   2.25   1.89

---------------

(a) For the year ended December 31, 1997, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $6 million.

     The ratios of earnings to fixed charges and preferred stock dividends are based on continuing operations. "Earnings" is determined by adding:

     - the pre-tax income of Enron and its majority owned subsidiaries,

     - Enron's share of pre-tax income of its 50% owned companies,

     - any income actually received from less than 50% owned companies, and

     - fixed charges, net of interest capitalized.

"Fixed Charges" represent (1) interest (whether expensed or capitalized), (2) amortization of debt discount and expense and (3) that portion of rentals considered to be representative of the interest factor. "Fixed Charges and Preferred Stock Dividends" represent fixed charges (as described above) and preferred stock dividend requirements of Enron and its majority owned subsidiaries.

                         DESCRIPTION OF DEBT SECURITIES

     The following description highlights the general terms and provisions of the debt securities. When debt securities are offered in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.

     The debt securities will be secured or unsecured obligations of Enron. Any unsecured obligations will be issued under an "Indenture" between Enron and Harris Trust and Savings Bank, as Trustee, dated as of November 1, 1985, as supplemented. Any secured obligations will be issued under a separate indenture, which will be described in the prospectus supplement relating to those debt securities.

     We have summarized selected provisions of the Indenture below. The summary is not complete. The form of the Indenture has been filed as an exhibit to the registration statements and you should read the Indenture for any provisions that may be important to you. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

GENERAL

     The Indenture does not limit the principal amount of unsecured debentures, notes or other obligations of Enron (the "Indenture Securities") which we may issue from time to time in one or more series, and we may issue additional Indenture Securities (in addition to the debt securities) in the future under the Indenture. At February 1, 1999, we had approximately $3,542,200,000 principal amount of Indenture Securities issued and outstanding under the Indenture.

     A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - The title of the debt securities;

     - The total principal amount of the debt securities;

     - The date on which the principal of the debt securities is payable;

     - The interest rate which the debt securities will bear and the interest payment dates for the debt securities;

     - The place where the principal of (and premium, if any) and interest on debt securities will be payable;

     - Any optional redemption periods and the terms of that option;

     - Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

     - Any trustees, paying agents, transfer agents or registrars with respect to debt securities; and

     - Any other terms of the debt securities. (Section 301.)

LIMITATIONS ON MORTGAGES AND LIENS

     The Indenture provides that so long as any of the Indenture Securities (including the debt securities) are outstanding, Enron will not, and will not permit any Subsidiary to, pledge, mortgage or hypothecate, or permit to exist, except in favor of Enron or any Subsidiary, any mortgage, pledge or other lien upon, any Principal Property at any time owned by it, to secure any indebtedness (as defined in the Indenture), unless effective provision is made whereby outstanding Indenture Securities (including the debt securities) will be equally and ratably secured with any and all such indebtedness and with any other indebtedness similarly entitled to be equally and ratably secured. This restriction does not apply to prevent the creation or existence of:

     - Mortgages, pledges, liens or encumbrances on any property held or used by Enron or a Subsidiary in connection with the exploration for, development of or production of, oil, gas, natural gas (including liquified gas and storage gas), other hydrocarbons, helium, coal, metals, minerals, steam, timber, geothermal or other natural resources or synthetic fuels, such properties to include, but not be limited to, Enron's or a Subsidiary's interest in any mineral fee interests, oil, gas or other mineral leases, royalty, overriding royalty or net profits interests, production payments and other similar interests, wellhead production equipment, tanks, field gathering lines, leasehold or field separation and processing facilities, compression facilities and other similar personal property and fixtures;

     - Mortgages, pledges, liens or encumbrances on oil, gas, natural gas (including liquified gas and storage gas), other hydrocarbons, helium, coal, metals, minerals, steam, timber, geothermal or other natural resources or synthetic fuels produced or recovered from any property, an interest in which is owned or leased by Enron or a Subsidiary;

     - Mortgages, pledges, liens or encumbrances (or certain extensions, renewals or refundings thereof) upon any property acquired before or after the date of the Indenture, created at the time of acquisition or within one year thereafter to secure all or a portion of the purchase price thereof, or existing thereon at the date of acquisition, whether or not assumed by Enron or a Subsidiary, provided that every such mortgage, pledge, lien or encumbrance applies only to the property so acquired and fixed improvements thereon;

     - Mortgages, pledges, liens or encumbrances upon any property acquired before or after the date of the Indenture by any corporation that is or becomes a Subsidiary after the date of the Indenture ("Acquired Entity"), provided that every such mortgage, pledge, lien or encumbrance (1) shall either (a) exist prior to the time the Acquired Entity becomes a Subsidiary or (b) be created at the time the Acquired Entity becomes a Subsidiary or within one year thereafter to secure all or a portion of the acquisition price thereof and (2) shall only apply to those properties owned by the Acquired Entity at the time it becomes a Subsidiary or thereafter acquired by it from sources other than Enron or any other Subsidiary;

     - Pledges of current assets, in the ordinary course of business, to secure current liabilities;

     - Deposits to secure public or statutory obligations;

     - Liens to secure indebtedness other than Funded Debt (as defined in the Indenture and herein);

     - Mortgages, pledges, liens or encumbrances upon any office, data processing or transportation equipment;

     - Mortgages, pledges, liens or encumbrances created or assumed by Enron or a Subsidiary in connection with the issuance of debt securities the interest on which is excludable from gross income of the holder of such security pursuant to the Internal Revenue Code of 1986, as amended, for the purpose of financing the acquisition or construction of property to be used by Enron or a Subsidiary;

     - Pledges or assignments of accounts receivable or conditional sales contracts or chattel mortgages and evidences of indebtedness secured thereby, received in connection with the sale by Enron or a Subsidiary of goods or merchandise to customers; or

     - Certain other liens or encumbrances. (Section 1007.)

     Notwithstanding the foregoing, Enron or a Subsidiary may issue, assume or guarantee indebtedness secured by a mortgage which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other indebtedness of Enron or a Subsidiary secured by a mortgage which (if originally issued, assumed or guaranteed at such time) would otherwise be subject to the foregoing restrictions (not including secured indebtedness permitted under the foregoing exceptions), does not at the time exceed 10% of the Consolidated Net Tangible Assets (total assets less (a) total current liabilities, excluding indebtedness due within 12 months, and (b) goodwill, patents and trademarks) of Enron, as shown on the audited consolidated financial statements of Enron as of the end of the fiscal year preceding the date of determination. (Section 1007.)

     The holders of at least 50% in principal amount of the outstanding Indenture Securities under the Indenture (including the debt securities) may waive compliance by Enron with the covenant contained in Section 1007 of the Indenture (and certain other covenants of Enron). (Section 1009.)

     "Subsidiary" is defined to mean a corporation all of the voting shares (that is, shares entitled to vote for the election of directors, but excluding shares entitled so to vote only upon the happening of some contingency unless such contingency shall have occurred) of which shall be owned by Enron or by one or more Subsidiaries or by Enron and one or more Subsidiaries. The term "Principal Property" is defined to mean any oil or gas pipeline, gas processing plant or chemical plant located in the United States, except any such property, pipeline or plant that in the opinion of the Board of Directors of Enron is not of material importance to the total business conducted by Enron and its Subsidiaries. "Principal Property" does not include any oil or gas property or the production or any proceeds of production from an oil or gas producing property or the production or any proceeds of production of gas processing plants or oil or gas or petroleum products in any pipeline. (Section 101.)

     The term "indebtedness", as applied to Enron or any Subsidiary, is defined to mean bonds, debentures, notes and other instruments representing obligations created or assumed by any such corporation for the repayment of money borrowed (other than unamortized debt discount or premium). All indebtedness secured by a lien upon property owned by Enron or any Subsidiary and upon which indebtedness any such corporation customarily pays interest, even though such corporation has not assumed or become liable for the payment of such indebtedness, is also deemed to be indebtedness of any such corporation. All indebtedness for money borrowed incurred by other persons which is directly guaranteed as to payment of principal by Enron or any Subsidiary is for all purposes of the Indenture deemed to be indebtedness of any such corporation, but no other contingent obligation of any such corporation in respect of indebtedness incurred by other persons is for any purpose deemed indebtedness of such corporation. Indebtedness of Enron or any Subsidiary does not include

(1) amounts which are payable only out of all or a portion of the oil, gas, natural gas, helium, coal, metals, minerals, steam, timber or other natural resources produced, derived or extracted from properties owned or developed by such corporation; (2) any amount representing capitalized lease obligations; (3) any indebtedness incurred to finance oil, gas, natural gas, helium, coal, metals, minerals, steam, timber, hydrocarbons or geothermal or other natural resources or synthetic fuel exploration or development, payable, with respect to principal and interest, solely out of the proceeds of oil, gas, natural gas, helium, coal, metals, minerals, steam, timber, hydrocarbons or geothermal or other natural resources or synthetic fuel to be produced, sold and/or delivered by Enron or any Subsidiary; (4) indirect guarantees or other contingent obligations in connection with the indebtedness of others, including agreements, contingent or otherwise, with such other persons or with third persons with respect to, or to permit or ensure the payment of, obligations of such other persons, including, without limitation, agreements to purchase or repurchase obligations of such other persons, agreements to advance or supply funds to or to invest in such other persons or agreements to pay for property, products or services of such other persons (whether or not conferred, delivered or rendered) and any demand charge, throughput, take-or-pay, keep-well, make-whole, cash deficiency, maintenance of working capital or earnings or similar agreements; and (5) any guarantees with respect to lease or other similar periodic payments to be made by other persons. (Section 101.)

     "Funded Debt" as applied to any corporation means all indebtedness incurred, created, assumed or guaranteed by such corporation, or upon which it customarily pays interest charges, which matures, or is renewable by such corporation to a date, more than one year after the date as of which Funded Debt is being determined; provided, however, that the term "Funded Debt" shall not include (1) indebtedness incurred in the ordinary course of business representing borrowings, regardless of when payable, of such corporation from time to time against, but not in excess of the face amount of, its installment accounts receivable for the sale of appliances and equipment sold in the regular course of business or (2) advances for construction and security deposits received by such corporation in the ordinary course of business. (Section 101.)

     The foregoing limitations on mortgages, pledges and liens are intended to limit other creditors of Enron from obtaining preference or priority over holders of the Indenture Securities issued under the Indenture, but are not intended to prevent other creditors from sharing equally and ratably and without preference ("pari passu") over the holders of such Indenture Securities. While such limitations on mortgages and liens do provide protection to the holders of the Indenture Securities, there are a number of exceptions to such restrictions which could result in certain assets of Enron and its Subsidiaries being encumbered without equally and ratably securing the Indenture Securities issued under the Indenture. Specifically, the restrictions apply only to pledges, mortgages or liens upon "Principal Property" (as defined in the Indenture and herein) to secure any "indebtedness" (as defined in the Indenture and herein), unless effective provision is made whereby outstanding Securities will be equally and ratably secured with any such indebtedness and with any other indebtedness similarly entitled to be equally and ratably secured. There are certain exceptions to the definition of "indebtedness," which are enumerated in the Indenture and herein. In addition, the restrictions do not apply to prevent the creation or existence of mortgages, pledges, liens or encumbrances on certain types of properties or pursuant to certain types of transactions, all as enumerated in the Indenture and above. Also, up to 10% of Consolidated Net Tangible Assets (as defined in the Indenture and herein) is not subject to the mortgage and lien limitations contained in the Indenture.

     Unless otherwise indicated in a Prospectus Supplement, the covenants contained in the Indenture and the Indenture Securities would not necessarily afford holders of the Indenture Securities protection in the event of a highly leveraged or other transaction involving Enron that may adversely affect holders.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture provides that Enron and the Trustee may modify the Indenture or the rights of the holders of Indenture Securities if they have the consent of the holders of at least 50% in principal amount of all outstanding Indenture Securities affected thereby. However, no modification of the principal or interest payment terms, no modification of provisions concerning waivers of past defaults or waivers of certain covenants, and no modification reducing the percentage required for any modifications, is effective against any holder without its consent. (Section 902.)

EVENTS OF DEFAULT AND RIGHTS UPON DEFAULT

     "Event of Default" means any one of the following with respect to any series of Indenture Securities:

          (a) failure to pay interest on any Indenture Security of that series for 30 days;

          (b) failure to deposit any sinking fund payment for 30 days;

          (c) failure to pay the principal or any premium on any Indenture Security of that series when due;

          (d) failure to perform any other covenant in the Indenture for 60 days after being given written notice by the Trustee or the holders of at least 25% in principal amount of all outstanding Indenture Securities; or

          (e) certain events in bankruptcy, receivership or other insolvency proceedings or an assignment for the benefit of creditors. (Section 501.)

     An Event of Default for a particular series of Indenture Securities does not necessarily constitute an Event of Default for any other series of Indenture Securities issued under the Indenture. A default under other indebtedness of Enron is not an Event of Default under the Indenture.

     If an Event of Default for any series of Indenture Securities occurs and continues, the Trustee or the holders of at least 25% in principal amount of the outstanding Indenture Securities of that series may declare the principal amount of all of the Indenture Securities of that series to be due and payable immediately. If an Event of Default described in clause (d) or (e) of the foregoing paragraph occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of all of the Indenture Securities then outstanding may declare the principal amount of all of the Indenture Securities to be due and payable immediately. (Section 502.) If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the outstanding Indenture Securities of that series (or of all series, as the case may be) may rescind and annul such declaration and its consequences, if, subject to certain conditions, all Events of Default with respect to Indenture Securities of that series (or of all series, as the case may be), other than the non-payment of the principal of the Indenture Securities due solely by such declaration of acceleration, have been cured or waived and all payments due (other than by acceleration) have been paid or deposited with the Trustee. With certain exceptions, the holders of not less than a majority in principal amount of the outstanding Indenture Securities of any series, on behalf of the holders of all the Indenture Securities of such series, may waive any past default described in clause (a), (b) or (c) of the first paragraph under this subheading (or, in the case of a default described in clause (d) or (e) of such paragraph, the holders of a majority in principal amount of all outstanding Indenture Securities may waive any such past default) and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any Indenture Security, or (2) in respect of a covenant or provision of the Indenture which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Indenture Security of such series affected. (Section 513.)

DISCHARGE OF INDENTURE; DEFEASANCE

     With certain exceptions, we will be discharged from our obligations under the Indenture with respect to any series of Indenture Securities by either paying or causing to be paid the principal of, premium, if any, and interest on all of the Indenture Securities of such series outstanding, as and when the same shall become due and payable, or delivering to the Trustee all outstanding Indenture Securities of such series for cancellation. (Section 401.)

     In addition, we will be discharged if at any time we defease the Indenture Securities of a series by depositing in escrow or trust with the Trustee sufficient cash and/or Government Obligations and/or Eligible Obligations to pay the principal of, premium, if any, and interest on the Indenture Securities of that series to the stated maturity date or a redemption date for the Indenture Securities of that series. If that happens, payment of the Indenture Securities of such series may not be accelerated because of an event specified as a default or Event of Default with respect to such Indenture Securities, and the holders of the Indenture

Securities of such series will not be entitled to the benefits of the Indenture, except for registration of transfer and exchange of Indenture Securities and replacement of lost, stolen or mutilated Indenture Securities.

     The Indenture defines "Eligible Securities" to mean interest bearing obligations as a result of the deposit of which the Indenture Securities are rated in the highest generic long-term debt rating category assigned to defeased debt by one or more nationally recognized rating agencies.

     Under Federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own advisors as to the tax consequences of a discharge, including the applicability and effect of tax laws other than Federal income tax law.

FORM, DENOMINATION AND REGISTRATION; BOOK ENTRY ONLY SYSTEM

     Unless otherwise indicated in a prospectus supplement, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples thereof. (Section 302.) You will not have to pay a service charge to transfer or exchange debt securities, but we may require you to pay for taxes or other governmental charges due upon a transfer or exchange. (Section 305.)

     Unless otherwise indicated in a prospectus supplement, each series of Indenture Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC") or any successor depositary (the "Depositary") and will be represented by one or more Global Notes registered in the name of Cede & Co., as nominee of DTC. The interests of beneficial owners in the Global Notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

     Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Indenture Securities of that series represented by such Global Note for all purposes of the Indenture, the Indenture Securities of that series and applicable law. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture).

     Payments on Indenture Securities represented by Global Notes will be made to DTC or its nominee, as the registered owner thereof. Neither we, the Trustee, any underwriter nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Global Notes, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any action taken or omitted to be taken by the Depositary or any participant.

     We expect that DTC or its nominee will credit participants' accounts on the payable date with payments in respect of a Global Note in amounts proportionate to their respective beneficial interest in the principal amount of such Global Note as shown on the records of DTC or its nominee, unless DTC has reason to believe that it will not receive payment on the payable date. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be impaired. Because DTC can only act on behalf of participants, who in turn act on behalf of others, such as securities brokers and dealers, banks and trust companies ("indirect participants"), the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be impaired by the lack of a physical certificate of such interest.

     We believe it is the policy of DTC to take any action permitted to be taken by a holder of Indenture Securities of a series only at the direction of one or more participants to whose account interests in Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Indenture Securities of a series as to which such participant or participants has or have given such direction.

     If (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary or if the Depositary ceases to be eligible under the Indenture and a successor depositary is not appointed by us within 90 days or
(2) an event of default with respect to a series of Indenture Securities shall have occurred and be continuing, the respective Global Notes representing the affected series of Indenture Securities will be exchanged for Indenture Securities in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive Indenture Securities shall be registered in such name or names as the Depositary shall instruct the Trustee. Such instructions will most likely be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in Global Notes.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants, including those who may act as underwriters of our Indenture Securities, and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as indirect participants that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     DTC has further advised us that management of DTC is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which DTC reports is complete. Additionally, DTC's plan includes a testing phase, which DTC expects to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as the DTC's direct and indirect participants and third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the Trustee, any underwriter nor any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CONCERNING THE TRUSTEE

     Harris Trust and Savings Bank is the Trustee under the Indenture. The bank also may act as a depository of funds for, make loans to, and perform other services for, Enron in the normal course of business, including acting as trustee under other indentures of Enron. The corporate trust office of the Trustee is located at 311 West Monroe, Chicago, Illinois, 60690.

     The holders of a majority in principal amount of the outstanding securities issued under the Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and it is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of securities issued under the Indenture, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense, and then only to the extent required by the terms of the Indenture. The Trustee may resign from its duties with respect to the Indenture at any time or may be removed by Enron. If the Trustee resigns, is removed or becomes incapable of acting as Trustee or a vacancy occurs in the office of the Trustee for any reason, a successor Trustee shall be appointed in accordance with the provisions of the Indenture. (Article Six.)

     The Indenture contains the provisions required by the Trust Indenture Act of 1939 with reference to the disqualification of the Trustee if it shall have or acquire any "conflicting interest", as therein defined. (Section 608.) The Indenture also contains certain limitations on the right of the Trustee, as a creditor of Enron, to obtain payment of claims in certain cases, or to realize on certain property received by it in respect of any such claims, as security or otherwise. (Section 613.)

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     At January 29, 1999, the authorized capital stock of Enron was 616,500,000 shares, consisting of:

          (a) 16,500,000 shares of preferred stock, no par value, of which:

             - 1,319,597 shares of Cumulative Second Preferred Convertible Stock were outstanding;

             - 35.568509 shares of 9.142% Perpetual Second Preferred Stock were issued and are held by an Enron subsidiary;

             - 250,000 shares of Series A Junior Voting Convertible Preferred Stock were issued and held by an Enron subsidiary;

             - 204,800 shares of Mandatorily Convertible Single Reset Preferred Stock, Series A, were issued and held by an Enron subsidiary; and

             - 83,000 shares of Mandatorily Convertible Single Reset Preferred Stock, Series B, were issued and held by an Enron subsidiary;

          (b) 600,000,000 shares of common stock, of which 332,354,383 shares were outstanding.

COMMON STOCK

     Enron is authorized to issue up to 600,000,000 shares of Enron common stock. The holders of Enron common stock are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights in the election of directors. The holders of Enron common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of Enron out of legally available funds subject to the rights of any preferred stock. In the event of liquidation, dissolution or winding up of Enron, the holders of Enron common stock are entitled to share ratably in all assets of Enron remaining after provision for payment of liabilities and satisfaction of the liquidation preference of any shares of Enron preferred stock that may be outstanding. The holders of Enron common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Enron common stock are subject to those of holders of Enron preferred stock, including any series of Enron preferred stock issued in the future.

PREFERRED STOCK

     The following is a general description of the terms of our preferred stock. If we offer preferred stock, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the SEC.

     The preferred stock shall rank in preference to the common stock as to payment of dividends and as to distribution of assets of Enron upon the liquidation, dissolution or winding up of Enron. Upon issuance against full payment of the purchase price therefor, shares of preferred stock will be fully paid and nonassessable.

     Enron is authorized to issue up to 16,500,000 shares of preferred stock. An aggregate of 1,370,000 shares of Enron preferred stock are designated the Cumulative Second Preferred Convertible Stock ("Enron Convertible Preferred Stock"), an aggregate of 35.568509 shares of Enron preferred stock are designated the 9.142% Perpetual Second Preferred Stock ("Enron 9.142% Preferred Stock"), an aggregate of 250,000 shares of Enron preferred stock are designated the Series A Junior Voting Convertible Preferred Stock ("Enron Junior Convertible Preferred Stock"), an aggregate of 204,800 shares of Enron preferred stock are designated the Mandatorily Convertible Single Reset Preferred Stock, Series A ("Enron Mandatorily Convertible Preferred Stock, Series A") and 83,000 shares of Enron preferred stock are designated the Mandatorily Convertible Single Reset Preferred Stock, Series B ("Enron Mandatorily Convertible Preferred Stock, Series B" and together with the Enron Mandatorily Convertible Preferred Stock, Series A, the "Enron Mandatorily Convertible Preferred Stock").

     In addition to the Enron Convertible Preferred Stock, the Enron 9.142% Preferred Stock, the Enron Junior Convertible Preferred Stock and the Enron Mandatorily Convertible Preferred Stock, the Enron Board of Directors has authority, without shareholder approval (except to the extent that holders of any series of Enron preferred stock are entitled by their terms to class voting rights), to issue shares of Enron preferred stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of any such series. The issuance of Enron preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Enron common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Enron.

ENRON CONVERTIBLE PREFERRED STOCK

     We have summarized the terms of the Enron Convertible Preferred Stock below. The summary is not complete. The form of series designation for the Enron Convertible Preferred Stock has been filed as an exhibit to this registration statement, and you should read the form for any terms that may be important to you.

     The annual rate of dividends payable on shares of the Enron Convertible Preferred Stock is the greater of $10.50 per share or the dividend amount payable on the number of shares of Enron common stock into which one share of Enron Convertible Preferred Stock is convertible (currently 13.652 shares, subject to adjustment). Such dividends are payable quarterly on the first days of January, April, July and October. These dividend rights are superior to the dividend rights of the Enron common stock, the Enron Junior Convertible Preferred Stock and the Enron Mandatorily Convertible Preferred Stock and rank equally with the dividend rights on the Enron 9.142% Preferred Stock.

     The amount payable on shares of the Enron Convertible Preferred Stock in the event of any involuntary or voluntary liquidation, dissolution or winding up of the affairs of Enron is $100 per share, together with accrued dividends to the date of distribution or payment. The liquidation rights of the Enron Convertible Preferred Stock are superior to the Enron common stock, the Enron Junior Convertible Preferred Stock and the Enron Mandatorily Convertible Preferred Stock and rank equally with the liquidation rights of the Enron 9.142% Preferred Stock. The Enron Convertible Preferred Stock is redeemable at the option of Enron at any time, in whole or in part, at a redemption price of $100 per share, together with accrued dividends to the date of payment. Each share of Enron Convertible Preferred Stock is convertible initially into 13.652 shares of Enron common stock at any time at the option of the holder (which conversion rate is and will be subject to certain adjustments).

     Holders of Enron Convertible Preferred Stock are entitled to vote together with the Enron common stock on all matters submitted to a vote of Enron shareholders, with each share of Enron Convertible Preferred Stock having a number of votes equal to the number of shares of Enron common stock into which one share of Enron Convertible Preferred Stock is convertible. In addition, holders of Enron Convertible Preferred Stock are entitled to certain class voting rights, including (unless provision is made for redemption of such shares):

          (a) the requirement for approval by the holders of at least two-thirds of the Enron Convertible Preferred Stock (voting together with all other shares of parity stock similarly affected) to effect:

              - an amendment to the Enron Charter or Bylaws that would affect adversely the voting powers, rights or preferences of the holders of the Enron Convertible Preferred Stock or that would reduce the time for any notice to which the holders of the Enron Convertible Preferred Stock may be entitled,

              - the authorization, creation or issuance of, or the increase in the authorized amount of, any stock of any class or series or any security convertible into stock of any class or series ranking prior to the Enron Convertible Preferred Stock,

              - the voluntary dissolution, liquidation or winding up of the affairs of Enron, or the sale, lease or conveyance by Enron of all or substantially all of its property or assets, or

              - the purchase or redemption (for sinking fund purposes or otherwise) of less than all of the Enron Convertible Preferred Stock and other parity stock at the time outstanding unless the full dividends on all shares of Enron Convertible Preferred Stock then outstanding shall have been paid or declared and a sum sufficient for payment thereof set apart, and

        (b) the requirement for approval by the holders of at least a majority of the Enron Convertible Preferred Stock (voting together with all other shares of parity stock similarly affected), to effect:

              - the authorization, creation or issuance of, or the increase in the authorized amount of, any stock of any class or series, or any security convertible into stock of any class or series, ranking on a parity with the Enron Convertible Preferred Stock, provided that no such consent shall be required for the authorization, creation or issuance by Enron of a number of shares of one or more series of preferred stock ranking on parity with the Enron Convertible Preferred Stock that, together with number of shares of Enron Convertible Preferred Stock and other preferred stock ranking on parity with the Enron Convertible Preferred Stock then outstanding, would equal 5,000,000, or

              - the merger or consolidation of Enron with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock and no other securities either authorized or outstanding ranking prior to or on a parity with the Enron Convertible Preferred Stock, except the same number of shares of stock and the same amount of other securities with the same rights and preferences as the stock and securities of Enron respectively authorized and outstanding immediately preceding such merger or consolidation, and each holder of Enron Convertible Preferred Stock immediately preceding such merger or consolidation shall receive the same number of shares, with the same rights and preferences, of the resulting corporation.

In addition, if dividend payments on the Enron Convertible Preferred Stock are in default in an amount equivalent to six quarterly dividends on such shares, then the holders of the Enron Convertible Preferred Stock (together with holders of any parity stock similarly affected) shall be able to elect two directors to Enron's Board of Directors until such dividends have been paid or funds sufficient therefor deposited in trust. If we fail to pay dividends when due on this preferred stock, the terms of this preferred stock will prohibit us from paying dividends on junior stock, including Enron common stock, and prohibit us and our subsidiaries from acquiring junior stock, including Enron common stock, subject to certain exceptions.

9.142% PREFERRED STOCK

     We have summarized the terms of the Enron 9.142% Preferred Stock below. The summary is not complete. The form of series designation for the Enron 9.142% Preferred Stock has been filed as an exhibit to this registration statement, and you should read the form for any terms that may be important to you.

     The annual rate of dividends payable on shares of the Enron 9.142% Preferred Stock is $91,420 per share. Such dividends are payable quarterly on the first days of January, April, July and October. These dividend rights are superior to the dividend rights of the Enron common stock, the Enron Junior Convertible Preferred Stock and the Enron Mandatorily Convertible Preferred Stock and rank equally with the dividend rights on the Enron Convertible Preferred Stock.

     The amount payable on shares of the Enron 9.142% Preferred Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Enron is $1,000,000 per share, together with accrued dividends. The liquidation rights of the Enron 9.142% Preferred Stock are superior to those of the Enron common stock, the Enron Junior Convertible Preferred Stock and the Enron Mandatorily Convertible Preferred Stock and rank equally with the liquidation rights of the Enron Convertible Preferred Stock.

     The Enron 9.142% Preferred Stock is not redeemable at the option of Enron. Pursuant to an agreement between Enron and its subsidiary, however, such subsidiary will have the rights, exercisable at any time, in whole or in part, for a 180-day period commencing January 31, 2004, to cause Enron to redeem 18 shares for $1,000,000 per share, together with accrued dividends.

     The holders of Enron 9.142% Preferred Stock generally have no voting rights but are entitled to certain class voting rights, including (unless provision is made for redemption of such shares):

          (a) the requirement for approval by the holders of at least two-thirds of the Enron 9.142% Preferred Stock (voting together with the holders of all other shares of parity stock similarly affected), to effect:

              - an amendment to the Enron Charter or Bylaws that would affect adversely the voting powers, rights or preferences of the holders of the Enron 9.142% Preferred Stock or would reduce the time for any notice to which the holders of the Enron 9.142% Preferred Stock may be entitled,

              - the authorization, creation or issuance of, or the increase in the authorized amount of, any stock of any class or series or any security convertible into stock of any class or series ranking prior to the Enron 9.142% Preferred Stock,

              - the voluntary dissolution, liquidation or winding up of the affairs of Enron, or the sale, lease or conveyance by Enron of all or substantially all of its property or assets, or

              - the purchase or redemption (for sinking fund purposes or otherwise) of less than all of the Enron 9.142% Preferred Stock and other parity stock at the time outstanding unless the full dividends on all shares of Enron 9.142% Preferred Stock then outstanding shall have been paid or declared and a sum sufficient for payment thereof set apart, and

          (b) the requirement for approval by the holders of at least a majority of the Enron 9.142% Preferred Stock (voting together with all other shares of parity stock similarly affected), to effect:

              - the authorization, creation or issuance of, or the increase in the authorized amount of, any stock of any class or series or any security convertible into stock of any class or series, ranking on a parity with the Enron 9.142% Preferred Stock, provided that no such consent shall be required for the authorization, creation or issuance by Enron of a number of shares of one or more series of preferred stock ranking on parity with the Enron 9.142% Preferred Stock that, together with number of shares of Enron 9.142% Preferred Stock and other preferred stock ranking on parity with the Enron 9.142% Preferred Stock then outstanding, would equal 5,000,000, or

              - the merger or consolidation of Enron with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock and no other securities either authorized or outstanding ranking prior to or on a parity with the Enron 9.142% Preferred Stock, except the same number of shares of stock and the same amount of other securities with the same rights and preferences as the stock and securities of Enron respectively authorized and outstanding immediately preceding such merger or consolidation, and each holder of Enron 9.142% Preferred Stock immediately preceding such merger or consolidation shall receive the same number of shares, with the same rights and preferences, of the resulting corporation.

In addition, if dividend payments on the Enron 9.142% Preferred Stock are in default in an amount equivalent to six quarterly dividends on such shares, then the holders of the Enron 9.142% Preferred Stock (together with holders of any other parity stock similarly affected) shall be able to elect two directors to Enron's Board of Directors until such dividends have been paid or funds sufficient therefor deposited in trust. If we fail to pay dividends when due on this preferred stock, the terms of this preferred stock will prohibit us from paying dividends on junior stock, including Enron common stock, and prohibit us and our subsidiaries from acquiring junior stock, including Enron common stock, subject to certain exceptions.

ENRON JUNIOR CONVERTIBLE PREFERRED STOCK

     We have summarized the terms of the Enron Junior Convertible Preferred Stock below. The summary is not complete. The form of the statement of resolutions establishing the Enron Junior Convertible Preferred Stock has been filed as an exhibit to this registration statement, and you should read the form for any terms that may be important to you.

     The annual rate of dividends payable on shares of the Enron Junior Convertible Preferred Stock is a floating rate based on the rates at which deposits in United States dollars are offered in the London interbank market plus .85%. Dividends are payable quarterly and are cumulative. The amount payable on shares of the Enron Junior Convertible Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of Enron is $4,000 per share, together with accrued dividends. The dividend and liquidation rights of the

Enron Junior Convertible Preferred Stock are superior to the dividend and liquidation rights of the Enron common stock, but rank junior to the dividend and liquidation rights of all other outstanding series of Enron preferred stock. The Enron Junior Convertible Preferred Stock is not redeemable at the option of Enron. Each share of Enron Junior Convertible Preferred Stock is convertible initially into 100 shares of Enron common stock (which conversion rate is subject to certain adjustments).

     The holders of Enron Junior Convertible Preferred Stock generally have no voting rights but are entitled to certain class voting rights, including the requirement for approval by the holders of at least a majority of the Enron Junior Convertible Preferred Stock (voting together with all other shares of parity stock similarly affected) to effect:

     - an amendment to the Enron Charter that would adversely affect the voting powers, rights or preferences of the holders of the Enron Junior Convertible Preferred Stock,

     - the sale, lease or conveyance by Enron of all or substantially all of its assets, or

     - the merger or consolidation of Enron with or into any other corporation, unless each holder of Enron Junior Convertible Preferred Stock immediately preceding such merger or consolidation shall receive the same number of shares, with substantially the same rights and preferences, of the surviving corporation.

In addition, if full cumulative dividends are not paid for six consecutive quarterly periods, the holders of the Enron Junior Convertible Preferred Stock (together with the holders of any parity stock similarly affected) will have the right to elect two directors to Enron's Board of Directors until all dividends in arrears have been paid or funds sufficient therefor deposited in trust. If we fail to pay dividends when due on this preferred stock, the terms of this preferred stock will prohibit us from paying dividends on junior stock, including Enron common stock, and prohibit us and our subsidiaries from acquiring junior stock, including Enron common stock, subject to certain exceptions.

ENRON MANDATORILY CONVERTIBLE PREFERRED STOCK

     We have summarized the terms of the Enron Mandatorily Convertible Preferred Stock, Series A and Series B, below. The summary is not complete. The terms of the Series A and the Series B are generally the same except as discussed below. The forms of the statement of resolutions establishing both series of the Enron Mandatorily Convertible Preferred Stock have been filed as exhibits to this registration statement, and you should read the forms for any terms that may be important to you.

     The shares of each of the two series of the Enron Mandatorily Convertible Preferred Stock were deposited under deposit agreements, and the related depositary shares were then deposited into trusts of which we are the beneficial owner. The depositary shares are to be sold by the trusts only if a default occurs under certain of our debt obligations or under certain debt obligations that were incurred in connection with our investment in Wessex Water Plc and Elektro-Eletricidade e Servicos S.A. (the "Obligations") or our credit ratings fall below investment grade and, in the case of Series A, our common stock price falls below $37.84, subject to certain adjustments. The date that the depositary shares are sold by the trust, or under certain circumstances the date the depositary shares were to have been sold but were unable to be sold, is the Rate Reset Date, and the market price of Enron common stock on the day such sale is priced is the Reset Price, subject to certain adjustments. If the Obligations, which generally mature on or before December 2001, are timely repaid in full, we expect the Enron Mandatorily Convertible Preferred Stock will be retired and canceled.

     No dividends are payable on the Enron Mandatorily Convertible Preferred Stock prior to the applicable Rate Reset Date. After a Rate Reset Date, the annual rate of dividends payable is $350 per share plus an amount which is intended to approximate the dividend yield on the Enron common stock as of the Rate Reset Date. Such dividends are payable quarterly and are cumulative. The amount payable on shares of Enron Mandatorily Convertible Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of Enron is $5,000 per share, together with accrued dividends to the date of payment. These dividend and liquidation rights are superior to the dividend and liquidation rights of the Enron common stock and the Enron Junior Convertible Preferred Stock, but rank junior to the dividend and liquidation rights of the Enron Convertible Preferred Stock and Enron 9.142% Preferred Stock.

     The Enron Mandatorily Convertible Preferred Stock is not redeemable after the Rate Reset Date. The Enron Mandatorily Convertible Preferred Stock will be converted into Enron common stock on the third anniversary of the Rate Reset Date. The number of shares issuable per share of Enron Mandatorily Convertible Preferred Stock on conversion will equal the liquidation preference ($5,000) divided by the conversion price. The conversion price will be between 100% to 110% of the applicable Reset Price (subject to certain adjustments) depending on the market price of Enron common stock at the time of conversion. After the Rate Reset Date and prior to the third anniversary of the Rate Reset Date, the holders of the Enron Mandatorily Convertible Preferred Stock will be entitled to convert such shares into Enron common stock based on a conversion price of 110% of the Reset Price (subject to certain adjustments).

     The holders of each series of Enron Mandatorily Convertible Preferred Stock generally have no voting rights, but are entitled to certain class voting rights, including the requirement for approval by the holders of at least a majority of each series to effect:

     - an amendment to the Enron Charter that would adversely affect the powers, rights or preferences of the holders of such series of Enron Mandatorily Convertible Preferred Stock,

     - the authorization or issuance of capital stock ranking senior to the Enron Mandatorily Convertible Preferred Stock, or

     - the merger or statutory exchange in which holders of the Enron Mandatorily Convertible Preferred Stock do not receive a similar preferred stock in the surviving entity, subject to certain exceptions.

     If the Obligations are not paid when due, the holders of each series of Enron Mandatorily Convertible Preferred Stock will have the right to elect two directors to Enron's Board of Directors until such debt is paid or certain other events occur. In addition, if full cumulative dividends are not paid for six consecutive quarterly periods, the holders of the Enron Mandatorily Convertible Preferred Stock (together with the holders of any parity stock similarly affected) will have the right to elect two directors to Enron's Board of Directors until all dividends in arrears have been paid. If we fail to pay dividends when due on Enron Mandatorily Convertible Preferred Stock, the terms of the Enron Mandatorily Convertible Preferred Stock will prohibit us from paying dividends on junior stock, including Enron common stock, and prohibit us and our subsidiaries from acquiring junior stock, including Enron common stock, subject to certain exceptions.

CERTAIN PROVISIONS OF THE ENRON CHARTER AND BYLAWS

     Fair Price Provision. The Enron Charter contains a "fair price" provision which generally requires that certain mergers, business combinations and similar transactions with a "Related Person" (generally the beneficial owner of at least 10 percent of Enron's voting stock) be approved by the holders of at least 80 percent of Enron's voting stock, unless (a) the transaction is approved by at least 80 percent of the "Continuing Directors" of Enron, who constitute a majority of the entire board, (b) the transaction occurs more than five years after the last acquisition of Enron voting stock by the Related Person or (c) certain "fair price" and procedural requirements are satisfied.

     "Business Transaction" means (a) any merger or consolidation involving Enron or a subsidiary of Enron, (b) any sale, lease, exchange, transfer or other disposition (in one transaction or a series of transactions), including without limitation a mortgage or any other security device, of all or any substantial part of the assets either of Enron or of a subsidiary of Enron, (c) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of an entity to Enron or a subsidiary of Enron, (d) the issuance, sale, exchange, transfer or other disposition by Enron or a subsidiary of Enron of any securities of Enron or any subsidiary of Enron, (e) any recapitalization or reclassification of Enron's securities (including without limitation, any reverse stock split) or other transaction that would have the effect of increasing the voting power of a Related Person, (f) any liquidation, spinoff, splitoff, splitup or dissolution of Enron, and (g) any

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

agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Transaction.

     "Continuing Director" means a director who either was a member of the Board of Directors of Enron prior to the time such Related Person became a Related Person or who subsequently became a director of Enron and whose election, or nomination for election by Enron's shareholders, was approved by a vote of at least 80 percent of the Continuing Directors then on the Board, either by a specific vote or by approval of the proxy statement issued by Enron on behalf of the Board of Directors in which such person is named as nominee for director, without an objection to such nomination; provided, however, that in no event shall a director be considered a "Continuing Director" if such director is a Related Person and the Business Transaction to be voted upon is with such Related Person or is one in which such Related Person otherwise has an interest (except proportionately as a shareholder of Enron).

     Advance Notice Requirements for Shareholder Proposals and Nominations. The Enron Bylaws provide that for business to be properly brought before an annual meeting of shareholders, it must be either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise brought before the meeting by or at the direction of the Board of Directors or (c) otherwise properly brought before the meeting by a shareholder of Enron who is a shareholder of record at the time of giving of notice hereinafter provided for, who shall be entitled to vote at such meeting and who complies with the following notice procedures. In addition to any other applicable requirements, for business to be brought before an annual meeting by a shareholder of Enron, the shareholder must have given to the Secretary of Enron timely notice in writing of the business to be brought before an annual meeting of shareholders. To be timely, a shareholder's notice must be delivered to or mailed and received at Enron's principal executive offices not less than 120 days prior to the anniversary date of the proxy statement for the previous year's annual meeting of the shareholders of Enron (or Old Enron, with respect to the first such meeting after the Effective Time). A shareholder's notice to the Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on Enron's books, of the shareholder proposing such business, (iii) the acquisition date, the class and the number of shares of voting stock of Enron which are owned beneficially by the shareholder, (iv) any material interest of the shareholder in such business and (v) a representation that the shareholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting. No business shall be conducted at an annual meeting except in accordance with the procedures outlined above.

     The Enron Bylaws provide that only persons who are nominated for election as a director of Enron in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to Enron's Board of Directors may be made at a meeting of shareholders (a) by or at the direction of the Board of Directors or (b) by any shareholder of Enron who is a shareholder of record at the time of giving of notice hereinafter provided for, who shall be entitled to vote for the election of directors at the meeting and who complies with the following notice procedures. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of Enron. To be timely, a shareholder's notice must be delivered to or mailed and received at Enron's principal executive offices, (i) with respect to an election to be held at an annual meeting of shareholders of Enron, not less than 120 days prior to the anniversary date of the proxy statement for the previous year's annual meeting of the shareholders of Enron (or Old Enron, with respect to the first such meeting after the Effective Time), and (ii) with respect to an election to be held at a special meeting of shareholders of Enron for the election of directors, not later than the close of business on the 10th day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. Such shareholder's notice to the Secretary shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Exchange Act (including the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected); and (b) as to the shareholder giving the notice,

(i) the name and address, as they appear on Enron's books, of such shareholder, and (ii) the class and number of shares of capital stock of Enron which are beneficially owned by the shareholder.

CERTAIN ANTI-TAKEOVER PROVISIONS OF OREGON LAW

     Business Combinations with Interested Shareholders. Enron is subject to the provisions of Sections 60.825-60.845 of the Oregon Business Corporation Act ("OBCA"), which generally provide that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested shareholder") may not engage in certain "business combinations" with the corporation for a period of three years following the date the person became an interested stockholder, unless (i) the board of directors has approved, prior to the date the person became an interested shareholder, either the business combination or the transaction that resulted in the person becoming an interested shareholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine whether shares will be tendered in a tender or exchange offer), or (iii) on or subsequent to the date the person became an interested shareholder, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholder.

     Control Share Statute. As is permitted by the OBCA, the Enron Charter provides that Enron is not subject to the Oregon Control Share Act. The Oregon Control Share Act restricts the ability of a shareholder of certain Oregon-based corporations to vote shares of stock acquired in a transaction that causes the acquiring person to control at least one-fifth, one-third or one-half of the votes entitled to be cast in the election of directors, except as authorized by a vote of the corporation's disinterested shareholders.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     We may choose to offer fractional interests in the preferred stock. If so, we will offer depositary shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to a particular series of preferred stock) of a share of a particular series of preferred stock as described below.

     The preferred stock of any series represented by depositary shares will be deposited under a deposit agreement between Enron and a bank or trust company selected by Enron having its principal office in the United States and having, alone or together with its affiliates, a combined capital and surplus of at least $50,000,000 (the "Depositary"). Subject to the terms of the deposit agreement, each registered holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the preferred stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional interests in preferred stock in accordance with the terms of the offering set forth in the applicable prospectus supplement.

     We have summarized the terms of the depositary shares below. The summary is not complete. A copy of the form of deposit agreement is filed as an exhibit to the registration statements of which this prospectus is a part, and you should read the exhibit for any terms that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares relating to such preferred stock in proportion to the number of such depositary shares owned by such holders.

     In the event of a distribution other than in cash or rights, preferences or privileges upon the preferred stock, the Depositary will distribute property received by it to the record holders of depositary shares entitled thereto in proportion to the number of such depositary shares owned by such holders, unless the Depositary determines that such distribution cannot be made proportionately among such holders or that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Enron, sell such securities or property and distribute the net proceeds from such sale to such holders or adopt such other method as it deems equitable and practicable for effecting such distribution.

WITHDRAWAL OF THE PREFERRED STOCK

     Upon surrender of the depositary receipts at the corporate trust office of the Depositary (unless the related preferred stock or depositary shares have previously been called for redemption), and upon payment of the charges provided in the deposit agreement and subject to the terms thereof, the holder of the depositary shares evidenced thereby is entitled to delivery at such office to or upon his order the number of whole shares of preferred stock and any money or other property represented by such depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. Holders of preferred stock thus withdrawn, and any subsequent holders of those shares, will not thereafter be entitled to deposit such shares under the deposit agreement or to receive depositary shares therefor.

REDEMPTION OF DEPOSITARY SHARES

     Upon redemption of preferred stock represented by depositary shares, the Depositary will redeem as of the same redemption date the number of depositary shares representing preferred stock so redeemed, provided Enron shall have paid in full to the Depositary the redemption price of the preferred stock to be redeemed (which redemption price shall include an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption). The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the Depositary by lot or pro rata or by any other equitable method, in each case as may be determined by Enron.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares. Each record holder of such depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder's depositary shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by such depositary shares in accordance with such instructions, and Enron will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting preferred stock (but, at its discretion, not from appearing at any meeting with respect to such preferred stock) to the extent it does not receive specific instructions from the holders of depositary shares representing preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between Enron and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.

     The deposit agreement may be terminated by Enron upon not less than 60 days' notice, whereupon the Depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock represented by such depositary receipts. The deposit agreement will automatically terminate if (i) all outstanding depositary shares have been redeemed, or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of Enron and such distribution has been made to the holders of depositary receipts.

CHARGES OF DEPOSITARY

     Enron will pay all transfer and other taxes and governmental charges arising solely from the existence of the Depositary arrangements. Enron will pay the fees and expenses of the Depositary in connection with the performance of its duties under the deposit agreement, to the extent specified in the deposit agreement. Holders of depositary receipts will pay transfer and other taxes and governmental charges.

MISCELLANEOUS

     Enron will forward to holders of depositary shares any reports and communications that it sends to holders of preferred stock.

     Neither the Depositary nor Enron will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. The obligations of Enron and the Depositary under the deposit agreement will be limited to performing their duties thereunder without negligence or willful misconduct, and Enron and the Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or any preferred stock unless satisfactory indemnity is furnished. Enron and the Depositary may rely on advice of counsel or accountants, on information provided by holders of depositary shares or other persons believed to be authorized or competent and on documents believed to be genuine.

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

     In the event the Depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and Enron, on the other hand, the Depositary shall be entitled to act on such claims, requests or instructions received from Enron.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign at any time by delivering to Enron notice of its election to do so, and Enron may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having, alone or together with its affiliates, a combined capital and surplus of at least $50,000,000.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) pursuant to delayed delivery contracts or forward contracts.

BY AGENTS

     Offered securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

     Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

DELAYED DELIVERY CONTRACTS OR FORWARD CONTRACTS

     If indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts or forward contracts providing for payment or delivery on a specified date in the future at prices determined as described in the prospectus supplement. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

GENERAL INFORMATION

     The offered securities (other than common stock, which is traded on the New York Stock Exchange under the symbol "ENE"), when first issued, will have no established trading market. Any underwriters or agents to or through whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such offered securities.

     The offered securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the offered securities.

     Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents or their affiliates may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                             VALIDITY OF SECURITIES

     The validity of the offered securities will be passed upon for Enron by James V. Derrick, Jr., Esq., Senior Vice President and General Counsel of Enron. Mr. Derrick owns substantially less than 1% of the outstanding shares of common stock of Enron.

                                    EXPERTS

     The consolidated financial statements included in Enron's Current Report on Form 8-K dated March 19, 1998 and consolidated financial statements and schedule included in Enron's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Wessex Water Plc as at March 31, 1998 and 1997, and for the years ended March 31, 1998 and 1997, included in Enron's Current Report on Form 8K/A filed on November 6, 1998, incorporated by reference in this prospectus, have been audited by Coopers & Lybrand, chartered accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The letter report of DeGolyer and MacNaughton, independent petroleum consultants, included as an exhibit to Enron's Annual Report on Form 10-K for the year ended December 31, 1997, and the estimates from the reports of that firm appearing in such Annual Report, are incorporated by reference herein on the authority of said firm as experts in petroleum engineering and in giving such reports.

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

                                  [ENRON LOGO]